NO ACT





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



Received SEC
MAR 24 2009
Washington, DC 20549

March 24, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-24-09

Ronald Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Chevron Corporation
Incoming letter dated January 23, 2009

Dear Mr. Mueller:

This is in response to your letter dated January 23, 2009 concerning the shareholder proposals submitted to Chevron by Nick Rossi. We also have received letters on the proponent's behalf dated February 12, 2009 and March 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 24, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Chevron Corporation
Incoming letter dated January 23, 2009

The first proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Chevron's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Chevron's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. The second proposal further states that it does not affect the board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual shareholders.

We are unable to concur in your view that Chevron may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Chevron may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Chevron may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Chevron may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Chevron may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Chevron may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Chevron may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Chevron may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Chevron may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Chevron may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Chevron may exclude the second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Chevron may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Chevron may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Chevron may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Chevron may exclude the second proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Chevron may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Chevron Corporation (CVX)**
**Rule 14a-8 Proposal by Nick Rossi**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This further responds to the January 23, 2009 Gibson, Dunn & Crutcher no action request in regard to the December 18, 2008 proposal modification and the issue of the company failure to implement the 2009 proposal by the action it took a year before this proposal was submitted. The company has cited no precedent on this proposal topic which allowed a proposal to be excluded due to less than complete implementation that occurred one-year earlier.

The dispersed ownership (1425 institutions) of the company (per the attachment) greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. The company has provided no evidence from any experts that would contradict this.

And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1425 institutions ever calling a special meeting.

In another no action request a company provided a table where 8 companies (with a 25% threshold to call a special meeting) called for a total of 8 special meetings during a 12-year period. Since one of these companies now has a listed price of one-penny, the pool from which these 8 companies was picked from could have included thousand of companies to yield less than one company a year. This could lead to the statistical conclusion that under a 25% threshold, one could expect a special Chevron meeting once in 1,000 years to 10,000 years.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

<u>Burlington Northern Santa Fe Corporation</u> (January 12, 2009)
<u>Allegheny Energy, Inc.</u> (January 15, 2009)
<u>Honeywell International Inc.</u> (January 15, 2009)
<u>Baker Hughes Inc.</u> (January 16, 2009)
<u>Home Depot</u> (January 21, 2009)
<u>Wyeth</u> (January 28, 2009)
<u>AT&T</u> (January 28, 2009)
<u>Verizon Communications Inc.</u> (February 2, 2009)

Bank of America Corporation (February 3, 2009)
Morgan Stanley (February 4, 2009)
CVS Caremark Corporation (February 6, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Nick Rossi

Christopher Butner <cbutner@chevron.com>

[CVX: Rule 14a-8 Proposal, November 18, 2008, Modified December 18, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal does not affect our board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual shareholders.

**Statement of Nick Rossi**

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

| | | |
|---|---|---|
| Occidental Petroleum (OXY) | 66% | Emil Rossi (Sponsor) |
| FirstEnergy Corp. (FE) | 67% | Chris Rossi |
| Marathon Oil (MRO) | 69% | Nick Rossi |

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in executive pay – $31 million for David O'Reilly.
  - "High Governance Risk Assessment"
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - An Independent Chairman.
  - Vote on executive pay.
- Two directors served on 5 boards each (over-extension concern):
  - Samuel Armacost
  - Robert Denham
- Three directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  - Ronald Sugar
  - Kevin Sharer
  - Samuel Nunn
- Three directors had 15 to 26 years tenure (independence concern):
  - Franklyn Jenifer
  - Samuel Ginn
  - Samuel Armacost (our Lead Director no less)
- Our directors served on 14 boards rated "D" or "F" by The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm:

| | |
|---|---|
| Ronald Sugar | Northrop Grumman (NOC) |
| Kevin Sharer | Northrop Grumman (NOC) |
| James Jones | Boeing (BA) |
| Linnet Deily | Honeywell (HON) |
| James Jones | Invacare Corporation IVC |
| Samuel Armacost | Exponent (EXPO) |
| Samuel Armacost | Franklin Resources (BEN) |
| Robert Denham | Wesco Financial (WSC) |
| Samuel Ginn | ICO Global Communications (ICOG) |
| Carl Ware | Coca-Cola Bottling (COKE) F-rated |
| Samuel Nunn | Coca-Cola (KO) |
| Samuel Nunn | Total System Services (TSS) |
| Donald Rice | Vulcan Materials (VMC) |
| Donald Rice | Wells Fargo (WFC) |

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Chevron Corporation (CVX)**
**Rule 14a-8 Proposal by Nick Rossi**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds to the January 23, 2009 Gibson, Dunn & Crutcher no action request in regard to the December 18, 2008 proposal modification and the issue of the company failure to implement the 2009 proposal.

The dispersed ownership (1425 institutions) of the company (per the attachment) greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. The company has provided no evidence from any experts that would contradict this.

And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1425 institutions ever calling a special meeting.

In another no action request a company provided a table where 8 companies (with a 25% threshold to call a special meeting) called for a total of 8 special meetings during a 12-year period. Since one of these companies now has a listed price of one-penny, the pool from which these 8 companies was picked from could have included thousand of companies to yield less than one company a year. This could lead to the statistical conclusion that under a 25% threshold, one could expect a special Chevron meeting once in 1,000 years to 10,000 years.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc: Nick Rossi

Christopher Butner <cbutner@chevron.com>

[CVX: Rule 14a-8 Proposal, November 18, 2008, Modified December 18, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal does not affect our board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual shareholders.

**Statement of Nick Rossi**

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

| | | |
|---|---|---|
| Occidental Petroleum (OXY) | 66% | Emil Rossi (Sponsor) |
| FirstEnergy Corp. (FE) | 67% | Chris Rossi |
| Marathon Oil (MRO) | 69% | Nick Rossi |

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in executive pay – $31 million for David O'Reilly.
  - "High Governance Risk Assessment"
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - An Independent Chairman.
  - Vote on executive pay.
- Two directors served on 5 boards each (over-extension concern):
  - Samuel Armacost
  - Robert Denham
- Three directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  - Ronald Sugar
  - Kevin Sharer
  - Samuel Nunn
- Three directors had 15 to 26 years tenure (independence concern):
  - Franklyn Jenifer
  - Samuel Ginn
  - Samuel Armacost (our Lead Director no less)
- Our directors served on 14 boards rated "D" or "F" by The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm:

| | |
|---|---|
| Ronald Sugar | Northrop Grumman (NOC) |
| Kevin Sharer | Northrop Grumman (NOC) |
| James Jones | Boeing (BA) |
| Linnet Deily | Honeywell (HON) |
| James Jones | Invacare Corporation IVC |
| Samuel Armacost | Exponent (EXPO) |
| Samuel Armacost | Franklin Resources (BEN) |
| Robert Denham | Wesco Financial (WSC) |
| Samuel Ginn | ICO Global Communications (ICOG) |
| Carl Ware | Coca-Cola Bottling (COKE) F-rated |
| Samuel Nunn | Coca-Cola (KO) |
| Samuel Nunn | Total System Services (TSS) |
| Donald Rice | Vulcan Materials (VMC) |
| Donald Rice | Wells Fargo (WFC) |

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com


January 23, 2009


Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569


Client No.
C 19624-00011

***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
*Stockholder Proposal of John Chevedden (Rossi)*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly in the name of Nick Rossi as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal[1] states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

---

[1] On November 18, 2008, Chevron received the original version of the Proposal from the Proponent. On December 18, 2008, Chevron received a "modified" version of the Proposal from the Proponent. The "modified" version of the Proposal moves three sentences from the supporting statement of the original submission to appear before the supporting statement in the "modified" submission, and adds a new sentence that is not part of the resolution's language describing the requested by-law or charter text, but that instead expresses the Proponent's opinion as to how the substantive provisions of the Proposal would operate, specifically, that "[t]his proposal does not affect our board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual stockholders." Pursuant to the guidance provided in Staff Legal Bulletin No. 14 (Jul. 13, 2001), Chevron has chosen not to accept the Proponent's revisions, and this letter will address the original version of the Proposal.

If, for any reason, the Staff believes that it is appropriate to consider the "modified" version of the Proposal, we believe that such version of the Proposal also may properly be excluded from the 2009 Proxy Materials for all of the reasons set forth herein and as specifically addressed in notes 4 and 7, *infra*. Therefore, we respectfully request that the Staff concur that it will take no action if Chevron excludes the "modified" version of the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause Chevron to violate state law, Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and Rule 14a-8(i)(6) because Chevron lacks the power or authority to implement the Proposal.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**[2]

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause Chevron to violate state law;
- Rule 14a-8(i)(6) because Chevron lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(10) because Chevron has substantially implemented the Proposal.

**ANALYSIS**

**I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.**

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as

---

[2] We also believe that the Proponent does not satisfy the ownership requirements of Rule 14a-8(b) and, accordingly, that the Proposal is excludable on that basis; however, because we believe the Proposal is excludable on the bases set forth in this letter, we address only those arguments in this letter.

drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's certificate of incorporation or by-laws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite."); *Peoples Energy Corp.* (avail. Nov. 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous stockholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of stockholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail. Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" as "vague and indefinite").

In the instant case, neither Chevron nor its stockholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that Chevron's Board of Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the by-law or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," specifically, unless a stockholder individually or with a group of other stockholders holds 10% of Chevron's common stock, the requested by-law or charter provision explicitly excludes the stockholder from being able to call a special meeting of stockholders.[3] If this "exclusion condition" is interpreted to apply only to stockholders, the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text called for by the second sentence of the Proposal. Alternatively, to give effect to the second sentence, the Proposal could be interpreted to apply this "exclusion condition" to management and/or the board, such that Chevron's Board only could call a special meeting of the stockholders if its members held 10% of Chevron's outstanding common stock.[4]

---

[3] The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which Chevron is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Delaware law, under which Chevron is incorporated.

[4] Under the latter interpretation, implementation of the Proposal would cause Chevron to violate Delaware law, and accordingly, the Proposal may be excluded under Rule 14a-8(i)(2), as discussed in Section II below.

Moreover, the "modified" version of the Proposal exacerbates the vagueness and ambiguity in the first paragraph by suggesting that the Proposal does not impose the 10% stock ownership condition on management and/or the board. Specifically, the "modified" version of the Proposal contains the additional statement that "[t]his proposal does not affect our board in maintaining its current power to call a special meeting." While this statement appears to be an attempt to address the Delaware law issue discussed in Section II of this letter, it does not explain or resolve the ambiguity between the first and second sentences of the Proposal. The additional sentence in the "modified" version of the Proposal also is not part of the resolution's language describing the requested by-law or charter text and does not request any substantive changes to the by-laws or charter. Because the second sentence of the resolution calls for the same exclusion conditions to apply to the Board that apply to stockholders, and the first sentence of the resolution calls for a provision that excludes stockholders owning less than 10% of Chevron's stock from being given the ability to call special meetings, the additional sentence in the "modified" version of the Proposal states a conclusion that is inconsistent with the operation of the by-law or charter provisions requested in the resolution, and thus adds to the false and misleading nature of the Proposal. In order for the modified language to be true, the "exclusion condition" in the by-law or

[Footnote continued on next page]

Because the Proposal is susceptible to multiple interpretations, some of which are internally inconsistent, neither Chevron nor its stockholders can know what the Proposal requires.

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for stockholders to elect directors to multiple-year terms). Similar to this precedent, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of Chevron's stock have the ability to call a special meeting, which conflicts with the Proposal's requirement that there be no exception or exclusion conditions. In fact, the Proposal creates more confusion for stockholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, Chevron's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory and, therefore, neither Chevron's stockholders nor its Board of Directors would be able to determine with any certainty what actions Chevron would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

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[Footnote continued from previous page]

charter text requested in the first sentence of the Proposal would need to apply only to stockholders, which for the reasons discussed above is inconsistent with the requirements of second sentence.

**II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Chevron to Violate State Law.**

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. Chevron is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law attached hereto as Exhibit B (the "Delaware Law Opinion"), Chevron believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause Chevron to violate the Delaware General Corporation Law (the "DGCL").

As discussed in Section I above, if the second sentence of the Proposal is to be given effect, any "exception or exclusion conditions" applied to stockholders in the by-law and/or charter text giving stockholders the ability to call a special meeting must apply equally to "management and/or the board."[5] However, as discussed in the Delaware Law Opinion, "the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings." Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors," without any means to limit or restrict such power in a company's by-laws or otherwise. Yet, the Proposal requests both that the ability of stockholders to call special meetings be conditioned upon holding 10% of Chevron's stock and that the same condition be applied to "management and/or the board." Thus, as supported by the Delaware Law Opinion, implementation of the Proposal would cause Chevron to violate state law[6] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of Chevron's Board to call a special meeting.

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[5] Although the "modified" version of the Proposal expresses the view that the proposal does not affect the Board's power to call a special meeting, as discussed in notes 4 and 7, it is impossible for that statement to be true and to give effect to the second sentence of the Proposal.

[6] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no exception or exclusion conditions not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I above. The language does not limit the exception or exclusion conditions that would apply "to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Delaware Law Opinion, there is no extent to which the exception or exclusion condition included in the Proposal can be applied to the board under state law. This ambiguity is yet another example of why, as set forth in

[Footnote continued on next page]

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of stockholder proposals that requested the adoption of a by-law or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring stockholder approval be approved by a simple majority vote of stock since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding stock on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, stockholder meetings).

The Proposal requests that any "exception or exclusion conditions" applied to the ability of stockholders to call a special meeting also be applied to "management and/or the board." However, Delaware law provides Chevron's Board with unrestricted power to call a special meeting, which cannot be altered substantively by Chevron. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of the Proposal would cause Chevron to violate applicable state law.

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[Footnote continued from previous page]

Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because Chevron's stockholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

**III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because Chevron Lacks the Power or Authority to Implement the Proposal.**

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." Chevron lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [Chevron] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite because it is internally inconsistent and requests that Chevron's Board take the impossible actions of both (a) adopting a by-law provision containing an exclusion condition and (b) not including any exclusion conditions in such by-law provision.[7] Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond Chevron's power to implement.

As discussed in Section II above, the Proposal's implementation would violate the DGCL. Specifically, Delaware law provides Chevron's Board unrestricted power to call a special meeting, which cannot be altered substantively by Chevron. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond Chevron's power to implement.

**IV. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented by Chevron.**

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of

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[7] As discussed in note 4, *supra*, the "modified" version of the Proposal further states the Proponent's view that the requested provisions would not affect the Board's current power to call a special meeting. While this statement does not request any action by Chevron, Chevron is not capable of implementing the by-law or charter text requested by the Proposal in such as way as to make this statement true. Thus, instead of clarifying the operation of the Proposal, the modified submission only aggravates the ambiguity of the Proposal.

shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In 2007, the Proponent submitted a similar proposal (the "2007 Proposal") requesting that the Board amend Chevron's by-laws and any other appropriate governing documents "to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting." The 2007 Proposal further stated that it "favors 10% from the above range." Consistent with the 2007 Proposal, in January 2008, the Board adopted an amendment to Chevron's by-laws to give the ability to call a special meeting to stockholders owning 25% of the shares of the common stock of Chevron then outstanding and entitled to vote (as amended, the "By-Laws," attached hereto as Exhibit C). Despite the minor differences between the 2007 Proposal and the By-Laws, the Staff concurred with the exclusion of the 2007 Proposal under Rule 14a-8(i)(10). *See Chevron Corp.* (avail. Feb. 19, 2008). Nevertheless, the Proponent this year submitted the current Proposal, which addresses the same essential objective as his now-implemented 2007 Proposal. This is exactly the scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. When Chevron has acted responsively and favorably to an issue addressed in a stockholder proposal, Rule 14a-8(i)(10) does not require Chevron and its stockholders to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of the Proponent's rephrased proposal as substantially implemented under Rule 14a-8(i)(10) for the *fourth year*, when the company had implemented the Proponent's prior proposal regarding the same matter). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

The By-Laws substantially implement the Proposal for purposes of Rule 14a-8(i)(10) because they implement the Proposal's essential objective of giving a significant portion of Chevron's stockholders the ability to call special meetings. Such objective is evidenced by the arguments advanced in support of the Proposal, which exclusively focus on the benefits of giving "a significant, but not unattainable or unmaintainable, percentage of shareowners" such ability. The By-Laws address the concerns raised in the supporting statement and accomplish the Proposal's essential objective by giving a significant percentage of stockholders the ability to request that a special meeting be called. For this reason, despite the wide variety of phrasing chosen for the Proponent's proposals requesting the ability of stockholders to call special meetings, the Staff has concurred with the exclusion of such proposals as substantially implemented by provisions similar to the By-Laws. *See Chevron Corp.* (avail. Feb. 19, 2008) (concurring that a proposal seeking "to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting" and "favor[ing] 10% from the above range," was substantially implemented by a by-law allowing 25% of common stock to call a special meeting). *See also, e.g., Borders Group Inc.* (avail. Mar. 11, 2008) (concurring that a proposal requesting "no restriction on the shareholder right to call a special meeting" was substantially implemented by a by-law allowing 25% of shares entitled to vote to call a special meeting); *Johnson & Johnson* (avail Feb. 19, 2008) (concurring that a proposal "to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting," which "favors 10% . . . to call a special shareholder meeting," was substantially implemented by a by-law allowing 25% of common stock to call a special meeting); *Hewlett Packard Co.* (avail. Dec. 11, 2007) (concurring that a proposal "to give holders of 25% or less of our outstanding common stock . . . the power to call a special shareholder meeting" was substantially implemented by a by-law allowing 25% of shares entitled to vote to call a special meeting).

The Proponent's modification of the numerical percentage of stock necessary for stockholders to call a special meeting is the only difference between the Proposal and the By-Laws and does not preclude the By-Laws from substantially implementing the Proposal under Rule 14a-8(i)(10). The Proponent previously has tried, and failed, to use the tactic of changing a number requested in a proposal to avoid the application of Rule 14a-8(i)(10). In *General Motors* (avail. Mar. 3, 2004), the Proponent submitted a proposal requesting a stockholder vote on the adoption of a poison pill "at the earliest next [stock]holder election." The Staff concurred with the exclusion of the proposal as substantially implemented by a company policy, adopted in response to prior stockholder proposals, that provided for a stockholder vote "within 12 months of the date of adoption." Similar to this case, despite the implementation of his proposal, the Proponent submitted the same proposal the next year, modifying it specifically to require a stockholder vote "within 4-months." Unlike this case, the supporting statement focused on the timing of the vote and argued that 12 months was too long a delay. However, the Staff again concurred with the exclusion of the revised proposal as substantially implemented under Rule 14a-8(i)(10). *See General Motors Corp.* (avail. Mar. 14, 2005). *See also Boeing Co.* (avail. Mar. 9, 2005); *Home Depot, Inc.* (avail. Mar. 7, 2005). Similarly, the Proponent's tactic of modifying the numerical percentage has not changed the essential objective of the Proposal – to give a significant percentage of stockholders the ability to call a special meeting. To conclude otherwise would render Rule 14a-8(i)(10) a nullity because it would allow the Proponent to resubmit the Proposal indefinitely with a different percentage each year.[8]

The Proposal does not contain any other requests that the By-Laws do not substantially implement. The By-Laws do not contain "any exception or exclusion conditions (to the fullest extent permitted by state law)" that apply to stockholders, management or the Board, with exception of the minimum stock holding condition, which is also requested by the first sentence of the Proposal. There are provisions that consist of procedural and disclosure requirements necessary to implement the essential objective of the Proposal, but they are not "exception or exclusion conditions" to the ability to call a special meeting. In this regard, the Staff previously has recognized that similar provisions do not constitute restrictions on the ability to call a special meeting. In *Allegheny Energy, Inc.* (avail. Feb. 19, 2008), the proposal requested that Allegheny amend its by-laws and other governing documents "in order that there is no restriction on the shareholder right to call a special meeting." Like Chevron, Allegheny's existing by-laws provided the ability to call a special meeting to holders of 25% of the stock entitled to vote at the special meeting and included procedural and disclosure requirements. Moreover, unlike Chevron, Allegheny's existing by-laws conditioned the calling of such a special meeting on the payment of mailing costs by the requesting stockholders and the business of the special meeting not having been considered in the last twelve months. Despite these provisions, the Staff concurred with exclusion of the proposal under Rule 14a-8(i)(10), as the existing by-laws substantially implemented the request that there be "no restriction" on the stockholder ability to call a special meeting. *See also Borders Group Inc.* (avail. Mar. 11, 2008) (concurring with the exclusion of an identical proposal as substantially implemented by existing by-laws containing procedural and disclosure requirements). In the instant case, the Proposal is much less expansive because it only limits "exception and exclusion conditions," and the By-Laws do not contain such conditions. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented by the By-Laws.

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[8] For the same reason, the Staff's recent position in *AMN Healthcare Services, Inc.* (avail. Dec. 30, 2008) is distinguishable. Unlike *AMN Healthcare*, Chevron has already addressed the Proponent's essential objective and substantially implemented the 2007 Proposal in the By-Laws, and any differences in the instant Proposal are merely the Proponent's attempt to avoid the application of Rule 14a-8(i)(10).

We believe that, for the reasons set forth above, the Proposal may be excluded from Chevron's 2009 Proxy Materials under Rule 14a-8(i)(10).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Christopher A. Butner, Chevron's Assistant Secretary and Managing Counsel, at (925) 842-2796, or Rick E. Hansen, Chevron's Counsel, at (925) 842-2778.

Sincerely,

Ronald O. Mueller/EAI

Ronald Mueller

ROM/mbd
Enclosures

cc: Christopher A. Butner, Chevron Corporation
Rick E. Hansen, Chevron Corporation
Lydia I. Beebe, Chevron Corporation
Charles A. James, Chevron Corporation
John Chevedden
Nick Rossi



**EXHIBIT A**

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David J. O'Reilly
Chairman
Chevron Corporation (CVX)
6001 Bollinger Canyon Rd
San Ramon CA 94583

Rule 14a-8 Proposal

Dear Mr. O'Reilly,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Lydia I. Beebe
Corporate Secretary
PH: 925 842-1000
FX: 925 842-3530
FX: 925-842-2846
Christopher Butner <cbutner@chevron.com>
Assistant Corporate Secretary
corpgov@chevron.com (per DEF 14A)
FX: 925-842-2846 (per DEF 14A)

[CVX: Rule 14a-8 Proposal, November 18, 2008]
**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Statement of Nick Rossi**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

| | | |
|---|---|---|
| Occidental Petroleum (OXY) | 66% | Emil Rossi (Sponsor) |
| FirstEnergy Corp. (FE) | 67% | Chris Rossi |
| Marathon Oil (MRO) | 69% | Nick Rossi |

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in executive pay – $31 million for David O'Reilly.
  - "High Governance Risk Assessment"
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - An Independent Chairman.
  - Vote on executive pay.
- Two directors served on 5 boards each (over-extension concern):
  - Samuel Armacost
  - Robert Denham
- Three directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  - Ronald Sugar
  - Kevin Sharer
  - Samuel Nunn
- Three directors had 15 to 26 years tenure (independence concern):
  - Franklyn Jenifer
  - Samuel Ginn
  - Samuel Armacost (our Lead Director no less)
- Our directors served on 14 boards rated "D" or "F" by The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm:

| | |
|---|---|
| Ronald Sugar | Northrop Grumman (NOC) |
| Kevin Sharer | Northrop Grumman (NOC) |

| | |
|---|---|
| James Jones | Boeing (BA) |
| Linnet Deily | Honeywell (HON) |
| James Jones | Invacare Corporation IVC |
| Samuel Armacost | Exponent (EXPO) |
| Samuel Armacost | Franklin Resources (BEN) |
| Robert Denham | Wesco Financial (WSC) |
| Samuel Ginn | ICO Global Communications (ICOG) |
| Carl Ware | Coca-Cola Bottling (COKE) F-rated |
| Samuel Nunn | Coca-Cola (KO) |
| Samuel Nunn | Total System Services (TSS) |
| Donald Rice | Vulcan Materials (VMC) |
| Donald Rice | Wells Fargo (WFC) |

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.



**Christopher A. Butner**
Assistant Secretary

**Corporate Governance**
Chevron Corporation
T-3180
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel: (925) 842-2796
Fax: (925) 842-2846
cbutner@chevron.com

**VIA OVERNIGHT COURIER AND EMAIL**

November 20, 2008

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Email: FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal Concerning Special Shareholder Meetings

Dear Mr. Chevedden,

On November 18, 2008, we received fax correspondence from Nick Rossi, dated October 6, 2008, submitting a stockholder proposal for inclusion in Chevron's Proxy Statement for the 2009 annual meeting of stockholders. Mr. Rossi has requested that we direct any correspondence concerning the proposal to you.

Mr. Rossi's letter did not include any documentation as to his Chevron stock holdings. We have confirmed that since March 25, 2008 Mr. Rossi has been listed as a record holder directly on the stock records of the Company and that he has owned 2,854 shares since that time. However, we are unable to confirm that Mr. Rossi held those shares prior to March 25, 2008.

Pursuant to SEC Rule 14a-8(b), to be eligible to submit a proposal, a proponent must be a stockholder, either as record holder or beneficial holder, and must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted. We are unable to confirm that Mr. Rossi has held the requisite value of shares for the requisite period of time prior to submitting his proposal. Accordingly, Mr. Rossi will need to provide us with documentation as to his share position, either as a record holder or beneficial holder, or a combination of the two.

I remind you that Rule 14a-8(b)(2) provides that beneficial holders must prove their share position and eligibility by submitting to the Company either:

(i) a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the stockholder proponent submitted the proposal, the stockholder proponent has continuously held the shares for at least one year; or

(ii) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the stockholder proponent's ownership of the shares as of or before the date on which the one-year eligibility period began, together with a written statement that the stockholder proponent has continuously held the required number of shares for at least one-year.

In connection with the above, I also remind you that, as noted in Division of Corporation Finance Staff Legal Bulletin No. 14, a written statement from Mr. Rossi's investment advisor (if not also the record holder) or monthly, quarterly or other periodic investment statements are not sufficient forms of documentation as to Mr. Rossi's share position.

Please provide us with the appropriate form of documentation for Mr. Rossi's share position, indicating both the number of shares owned and that Mr. Rossi has owned the shares for at least one year by the date the proposal was submitted. Your response may be sent by U.S. Postal Service, overnight delivery, e-mail or facsimile to my attention at the address above. Pursuant to SEC Rule 14a-8(f), **your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.**

I have enclosed a copy of SEC Rule 14a-8 for your convenience.

Thank you, in advance, for your attention to this matter.

Sincerely,

Christopher A. Butner

Enclosure

# Rule 14a-8 -- Proposals of Security Holders

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

  1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

  2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

  3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

  1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

  2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

  1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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**Not to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

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**Not to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

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**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

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**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Wednesday, November 26, 2008 11:04 AM
**To:** Butner, Christopher A (CButner)
**Subject:** Rule 14a-8 Broker Letter (CVX) SPM
**Attachments:** CCE00002.pdf

Mr. Butner,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

October 18, 2007

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I write at the request of my client Nick Rossi. This letter serves as formal confirmation to verify that the Nick Rossi TOD Chris Rossi account, Morgan Stanley account number was the beneficial owner of 3120 shares of Kimberly Clark Corp. There were 3120 shares were received by the Morgan Stanley branch on July 9, 2002. There were 120 shares sold November 25, 2003 and the remaining 3000 shares were ordered out in certificated form on March 26, 2008. The above noted account was also the beneficial owner of 2854 shares of Chevron, of which 1427 shares were branch received on May 16, 2002 and the additional 1427 shares were received as a stock distribution September 10, 2004. All 2854 shares of Chevron were ordered out in certificate form March 27, 2008.

Should you have any questions please call me at (707) 524-1000.

Very truly yours,

Mark S. Christensen

Mark S Christensen
Financial Advisor
Morgan Stanley

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David J. O'Reilly
Chairman
Chevron Corporation (CVX)
6001 Bollinger Canyon Rd
San Ramon CA 94583

MODIFIED DEC. 18, 2008

Rule 14a-8 Proposal

Dear Mr. O'Reilly,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Lydia I. Beebe
Corporate Secretary
PH: 925 842-1000
FX: 925 842-3530
FX: 925-842-2846
Christopher Butner <cbutner@chevron.com>
Assistant Corporate Secretary
corpgov@chevron.com (per DEF 14A)
FX: 925-842-2846 (per DEF 14A)

[CVX: Rule 14a-8 Proposal, November 18, 2008, Modified December 18, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal does not affect our board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual shareholders.

**Statement of Nick Rossi**

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

| | | |
|---|---|---|
| Occidental Petroleum (OXY) | 66% | Emil Rossi (Sponsor) |
| FirstEnergy Corp. (FE) | 67% | Chris Rossi |
| Marathon Oil (MRO) | 69% | Nick Rossi |

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in executive pay – $31 million for David O'Reilly.
  - "High Governance Risk Assessment"
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - An Independent Chairman.
  - Vote on executive pay.
- Two directors served on 5 boards each (over-extension concern):
  - Samuel Armacost
  - Robert Denham
- Three directors were designated "Accelerated Vesting" directors by The Corporate Library for speeding up stock option vesting to avoid recognizing the related cost:
  - Ronald Sugar
  - Kevin Sharer
  - Samuel Nunn
- Three directors had 15 to 26 years tenure (independence concern):
  - Franklyn Jenifer
  - Samuel Ginn
  - Samuel Armacost (our Lead Director no less)
- Our directors served on 14 boards rated "D" or "F" by The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm:

| | |
|---|---|
| Ronald Sugar | Northrop Grumman (NOC) |
| Kevin Sharer | Northrop Grumman (NOC) |
| James Jones | Boeing (BA) |
| Linnet Deily | Honeywell (HON) |
| James Jones | Invacare Corporation IVC |
| Samuel Armacost | Exponent (EXPO) |
| Samuel Armacost | Franklin Resources (BEN) |
| Robert Denham | Wesco Financial (WSC) |
| Samuel Ginn | ICO Global Communications (ICOG) |
| Carl Ware | Coca-Cola Bottling (COKE) F-rated |
| Samuel Nunn | Coca-Cola (KO) |
| Samuel Nunn | Total System Services (TSS) |
| Donald Rice | Vulcan Materials (VMC) |
| Donald Rice | Wells Fargo (WFC) |

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

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Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

**EXHIBIT B**





January 23, 2009

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Chevron Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent"), under the name of Nick Rossi as his nominal proponent, that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 30, 2008 (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended (the "Bylaws");

(iii) the Proposal and the supporting statement thereto; and

(iv) a modified version of the Proposal and the supporting statement thereto, dated December 18, 2008.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

**The Proposal**

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Discussion**

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect.[1] Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, their ownership of 10% of the Company's stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's

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[1] We understand that the Company has received a modified version of the Proposal and the supporting statement thereto (the "Modified Proposal Materials"). The Modified Proposal Materials present a proposed resolution for action by stockholders that is identical to the resolution embodied in the Proposal (the "Resolution"). The Modified Proposal Materials also include, immediately below the Resolution and immediately above the caption that is misidentified as the beginning of the "supporting statement," three sentences describing the Proponent's views as to the merits of certain corporate governance matters (which sentences were previously set forth below the caption entitled "Statement of Nick Rossi" with respect to the Proposal), and a new sentence expressing the Proponent's view as to the manner in which the Resolution would operate—that is, that the Resolution would not "affect [the] board in maintaining its current power to call a special meeting . . . ." This additional sentence, however, does not form part of the Resolution. It is merely the Proponent's conclusion as to how the Resolution should be interpreted—and one that is at odds with the literal language of the Resolution. Because the second sentence of the Resolution calls for the same exclusion conditions to apply to the Board that apply to stockholders, and the first sentence of the Resolution calls for a provision that excludes stockholders owning less than 10% of the Company's stock from being given the ability to call special meetings, the additional sentence in the Modified Proposal Materials states a conclusion that is inconsistent with the operation of the bylaw and/or charter provisions requested in the Resolution. For purposes of this opinion, we have assumed that the first and second sentences of the Resolution, which describe the bylaw or charter provisions requested, would be given effect. As a result, for the same reasons provided herein, in our opinion, the Resolution, if implemented, would violate the General Corporation Law, and our opinion is not affected by the additional sentence included in the Modified Proposal Materials.

power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

**A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.**

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision

> divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without substantive limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[2] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of

[2] For a discussion of process-oriented limitations, see infra, n. 6 and surrounding text.

incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[3] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal, if included in the Certificate of Incorporation, would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

**B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.**

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary

---

[3] See infra, n. 6 and surrounding text.

process-oriented bylaw)[4] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[5] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[6]

---

[4] See infra, n. 6 and surrounding text.

[5] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

[6] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[7] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

---

[7] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[8] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

**Conclusion**

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

RPR/JMZ

[8] See supra, n. 6 and surrounding text.



**EXHIBIT C**

# BY-LAWS

## of

## CHEVRON CORPORATION

**As Amended January 30, 2008**

## ARTICLE I.

### *The Board of Directors*

**SECTION 1.** ***Authority of Board.*** The business and affairs of Chevron Corporation (herein called the "Corporation") shall be managed by or under the direction of the Board of Directors (the "Board") or, if authorized by the Board, by or under the direction of one or more committees thereof, to the extent permitted by law and by the Board. Except as may be otherwise provided by law or these By-Laws or, in the case of a committee of the Board, by applicable resolution of the Board or such committee, the Board or any committee thereof may act by unanimous written consent or, at an authorized meeting at which a quorum is present, by the vote of the majority of the Directors present at the meeting. Except as may be otherwise provided by law, the Board shall have power to determine from time to time whether, and if allowed, when and under what conditions and regulations any of the accounts and books of the Corporation shall be open to inspection.

**SECTION 2.** ***Number of Directors; Vacancies.*** The authorized number of Directors who shall constitute the Board shall be fixed from time to time by resolution of the Board approved by at least a majority of the Directors then in office, provided that no such resolution other than a resolution to take effect as of the next election of Directors by the stockholders shall have the effect of reducing the authorized number of Directors to less than the number of Directors in office as of the effective time of the resolution.

Whenever there shall be fewer Directors in office than the authorized number of Directors, the Board may, by resolution approved by a majority of the Directors then in office, choose one or more additional Directors, each of whom shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected.

**SECTION 3.** ***Authorized Meetings of the Board.*** The Board shall have authority to hold annual, regular and special meetings. An annual meeting of the Board may be held immediately after the conclusion of the annual meeting of the stockholders. Regular meetings of the Board may be held at such times as the Board may determine. Special meetings may be held if called by the Chairman of the Board, a Vice-Chairman of the Board, or by at least one third of the Directors then in office.

Notice of the time or place of a meeting may be given in person or by telephone by any officer of the Corporation, or transmitted electronically to the Director's home or office, or entrusted to a third party company or governmental entity for delivery to the Director's business address. Notice of annual or regular meetings is required only if the time for the meeting is changed or the meeting is not to be held at the principal executive offices of the Corporation.

When notice is required, it shall be given not less than four hours prior to the time fixed for the meeting; provided, however, that if notice is transmitted electronically or entrusted to a third party for delivery, the electronic transmission shall be effected or the third party shall promise delivery by not later than the end of the day prior to the day fixed for the meeting. The Board may act at meetings held without required notice if all Directors consent to the holding of the meeting before, during or after the meeting.

At all meetings of the Board, a majority of the Directors then in office shall constitute a quorum for all purposes. If any meeting of the Board shall lack a quorum, a majority of the Directors present may adjourn the meeting from time to time, without notice, until a quorum is obtained.

**SECTION 4.** ***Committees.*** The Board may, by resolution approved by at least a majority of the authorized number of Directors, establish committees of the Board with such powers, duties and rules of procedure as may be provided by the resolutions of the Board establishing such committees. Any such committee shall have a secretary and report its actions to the Board.

**SECTION 5.** ***Compensation.*** Directors who are not also employees of the Corporation shall be entitled to such compensation for their service on the Board or any committee thereof as the Board may from time to time determine.

## ARTICLE II

### *Officers*

**SECTION 1.** ***Executive Committee.*** The Board may, by resolution approved by at least a majority of the authorized number of Directors, establish and appoint one or more officers of the Corporation to constitute an Executive Committee (the "Executive Committee"), which, under the direction of the Board and subject at all times to its control, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, except as may be provided in the resolution establishing the Executive Committee or in another resolution of the Board or by the General Corporation Law of the State of Delaware. The Executive Committee shall have a secretary and report its actions to the Board.

**SECTION 2.** ***Designated Officers.*** The officers of the Corporation shall be elected by, and serve at the pleasure of, the Board and shall consist of a Chairman of the Board, a Chief Executive Officer and a Secretary and such other officers, including, without limitation, one or more Vice-Chairmen of the Board, a Vice-President and Chief Financial Officer, a Vice-President and General Counsel, one or more other Vice-Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, a Comptroller and a General Tax Counsel, as may be elected by the Board to hold such offices or such other offices as may be created by resolution of the Board.

**SECTION 3.** ***Chairman of the Board.*** The Chairman of the Board shall be elected each year by the Board at the meeting held immediately following the Annual Meeting of Stockholders. The Chairman shall preside at meetings of the stockholders and the Board, and shall have such other powers and perform such other duties as may from time to time be granted or assigned by the Board. In the Chairman's absence, a Vice-Chairman of the Board, as designated and available, shall preside at meetings of the stockholders and the Board.

**SECTION 4.** ***Chief Executive Officer.*** The Chief Executive Officer shall be a member of the Board and shall have general charge and supervision of the business of the Corporation, shall preside at meetings of the Executive Committee, and shall have such other powers and duties as may from time to time be granted or assigned by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board. In the Chief Executive Officer's absence, a Vice-Chairman of the Board, as designated and available, shall preside at meetings of the Executive Committee. If so elected, the Chief Executive Officer may also serve as Chairman or Vice-Chairman of the Board.

**SECTION 5.** ***Vice-Chairman of the Board.*** A Vice-Chairman of the Board shall be a member of the Board and a Vice-Chairman of the Executive Committee, and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 6.** ***Vice-President and Chief Financial Officer.*** The Vice-President and Chief Financial Officer shall consider the adequacy of, and make recommendations to the Board and Executive Committee concerning, the capital resources available to the Corporation to meet its projected obligations and business plans; report periodically to the Board on financial results and trends affecting the business; and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 7.** ***Vice-President and General Counsel.*** The Vice-President and General Counsel shall supervise and direct the legal affairs of the Corporation and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 8.** ***Vice-Presidents.*** In the event of the absence or disability of the Chairman of the Board and the Vice-Chairmen of the Board, one of the Vice-Presidents may be designated by the Board to exercise their powers and perform their duties, and the Vice-Presidents shall have such other powers and perform such other duties as may from time to time be granted or assigned to them by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 9.** ***Secretary.*** The Secretary shall keep full and complete records of the proceedings of the Board, the Executive Committee and the meetings of the stockholders; keep the seal of the Corporation, and affix the same to all instruments which may require it; have custody of and maintain the Corporation's stockholder records; and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 10.** ***Assistant Secretaries.*** The Assistant Secretaries shall assist the Secretary in the performance of his duties and shall have such other powers and perform such other duties as may from time to time be granted or assigned to them by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 11.** ***Treasurer.*** The Treasurer shall have custody of the funds of the Corporation and deposit and pay out such funds, from time to time, in such manner as may be prescribed by, or be in accordance with the direction of, the Board, and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 12.** ***Assistant Treasurers.*** The Assistant Treasurers shall assist the Treasurer in the performance of his duties and shall have such other powers and perform such other duties as may from time to time be granted or assigned to them by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 13.** ***Comptroller.*** The Comptroller shall be the principal accounting officer of the Corporation and shall have charge of the Corporation's books of accounts and records; and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 14.** ***General Tax Counsel.*** The General Tax Counsel shall supervise and direct the tax matters of the Corporation and shall have such other powers and perform such other duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 15.** ***Other Officers.*** Any other elected officer shall have such powers and perform such duties as may from time to time be granted or assigned to him by the Board or, subject to the control of the Board, by a committee thereof or by the Executive Committee, or otherwise be in accordance with the direction of the Board.

**SECTION 16.** ***Powers of Attorney.*** Whenever an applicable statute, decree, rule or regulation requires a document to be subscribed by a particular officer of the Corporation, such document may be signed on behalf of such officer by a duly appointed attorney-in-fact, except as otherwise directed by the Board or the Executive Committee or limited by law.

**SECTION 17.** ***Compensation.*** The officers of the Corporation shall be entitled to compensation for their services. The amounts and forms of compensation which each of such officers shall receive, and the manner and times of its payment, shall be determined by, or be in accordance with the direction of, the Board.

## ARTICLE III

### *Stock and Stock Certificates*

**SECTION 1.** ***Stock.*** The Board or, to the extent permitted by the General Corporation Law of the State of Delaware, any committee of the Board expressly so authorized by resolution of the Board may authorize from time to time the issuance of new shares of the Corporation's Common Stock ("Common Stock") or any series of Preferred Stock ("Preferred Stock"), for such lawful consideration as may be approved by the Board or such committee, up to the limit of authorized shares of Common Stock or such series of Preferred Stock. The Board, the Executive Committee or any committee of the Board expressly so authorized by resolution of the Board may authorize from time to time the purchase on behalf of the Corporation for its treasury of issued and outstanding shares of Common Stock or Preferred Stock and the resale, assignment or other transfer by the Corporation of any such treasury shares.

**SECTION 2.** ***Stock Certificates.*** Shares of Stock of the Corporation shall be uncertificated and shall not be represented by certificates, except to the extent as may be required by applicable law or as may otherwise be authorized by the Secretary or an Assistant Secretary. Notwithstanding the foregoing, shares of Stock represented by a certificate and issued and outstanding on August 1, 2005 shall remain represented by a certificate until such certificate is surrendered to the Corporation.

In the event shares of Stock are represented by certificates, such certificates shall be registered upon the books of the Corporation and shall be signed by the Chairman of the Board, a Vice-Chairman of the Board or a Vice-President, together with the Secretary or an Assistant Secretary of the Corporation, shall bear the seal of the Corporation or a facsimile thereof, and shall be countersigned by a Transfer Agent and the Registrar for the Stock, each of whom shall by resolution of the Board be appointed with authority to act as such at the pleasure of the Board. No certificate for a fractional share of Common Stock shall be issued. Certificates of Stock signed by the Chairman of the Board, a Vice-Chairman of the Board or a Vice-President, together with the Secretary or an Assistant Secretary, being such at the time of such signing, if properly countersigned as set forth above by a Transfer Agent and the Registrar, and if regular in other respects, shall be valid, whether such officers hold their respective positions at the date of issue or not. Any signature or countersignature on certificates of Stock may be an actual signature or a printed or engraved facsimile thereof.

**SECTION 3.** ***Lost or Destroyed Certificates.*** The Board or the Executive Committee may designate certain persons to authorize the issuance of new certificates of Stock or uncertificated shares to replace certificates alleged to have been lost or destroyed, upon the filing with such designated persons of both an affidavit or affirmation of such loss or destruction and a bond of indemnity or indemnity agreement covering the issuance of such replacement certificates or uncertificated shares, as may be requested by and be satisfactory to such designated persons.

**SECTION 4.** ***Stock Transfers.*** Transfer of shares of Stock represented by certificates shall be made on the books of the Corporation only upon the surrender of a valid certificate or certificates for not less than such number of shares, duly endorsed by the person named in the certificate or by an attorney lawfully constituted in writing. Transfer of uncertificated shares of Stock shall be made on the books of the Corporation upon receipt of proper transfer instructions from the registered owner of the uncertificated shares, an instruction from an approved source duly authorized by such owner or from an attorney lawfully constituted in writing. The Corporation may impose such additional conditions to the transfer of its Stock as may be necessary or appropriate for compliance with applicable law or to protect the Corporation, a Transfer Agent or the Registrar from liability with respect to such transfer.

**SECTION 5.** ***Stockholders of Record.*** The Board may fix a time as a record date for the determination of stockholders entitled to receive any dividend or distribution declared to be payable on any shares of the Corporation; or to vote upon any matter to be submitted to the vote of any stockholders of the Corporation; or to be present or to be represented by proxy at any meeting of the stockholders of the Corporation, which record date in the case of a meeting of the stockholders shall be not more than sixty nor less than ten days before the date set for such meeting; and only stockholders of record as of the record date shall be entitled to receive such dividend or distribution, or to vote on such matter, or to be present or represented by proxy at such meeting.

## ARTICLE IV

### *Meetings of Stockholders*

**SECTION 1.** ***Meetings of Stockholders.*** An annual meeting of the stockholders of the Corporation shall be held each year, at which Directors shall be elected to serve for the ensuing year and until their successors are elected. The time and place of any annual meeting of stockholders shall be determined by the Board in accordance with law.

Special meetings of the stockholders for any purpose or purposes, unless prohibited by law, may be called by the Board or the Chairman of the Board. The Chairman of the Board or the Secretary shall call a special meeting whenever requested in writing to do so by at least one third of the members of the Board or stockholders owning 25 percent of the shares of Common Stock of the Corporation then outstanding and entitled to vote at such meeting.

Written requests by stockholders must be signed by each stockholder, or a duly authorized agent, requesting the special meeting and state (i) the specific purpose of the meeting and the matters proposed to be acted on at the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of the stockholders requesting the meeting; (ii) the name and address of each such stockholder; (iii) the number of shares of the Corporation's Common Stock owned of record or beneficially by each such stockholder. Stockholders may revoke their requests for a special meeting at any time by written revocation delivered to the Secretary. A special meeting requested by stockholders shall be held at such date, time and place as may be fixed by the Board. However, a special meeting shall not be held if either (i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes the purpose specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received which included the purpose specified in the request. Business transacted at a special meeting requested by stockholders shall be limited to the purposes stated in the request for such special meeting, unless the Board submits additional matters to stockholders at any such special meeting.

**SECTION 2.** ***Conduct of Meetings.*** The Chairman of the Board, or such other officer as may preside at any meeting of the stockholders, shall have authority to establish, from time to time, such rules for the conduct of such meeting, and to take such action, as may in his judgment be necessary or proper for the conduct of the meeting and in the best interests of the Corporation and the stockholders in attendance in person or by proxy.

**SECTION 3.** ***Quorum for Action by Stockholders; Elections.*** At all elections or votes had for any purpose, there must be a majority of the outstanding shares of Common Stock represented. All elections for Directors shall be held by written ballot. A nominee for Director shall be elected to the Board of Directors if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election, excluding abstentions; provided, however, that Directors shall be elected by a plurality of the votes cast at any meeting of the stockholders for which the number of nominees exceeds the number of Directors to be elected. Any Director nominated for reelection who receives a greater number of votes "against" his or her election than votes "for" such election shall submit his or her offer of resignation to the Board. The Board Nominating and Governance Committee shall consider all of the relevant facts and circumstances, including the Director's qualifications, the Director's past and expected future contributions to the Corporation, the overall composition of the Board and whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including NYSE listing requirements and federal securities laws) and recommend to the Board the action to be taken with respect to such offer of resignation. Except as may otherwise be required by law, the Restated Certificate of Incorporation or these By-Laws, all other matters shall be decided by a majority of the votes cast affirmatively or negatively.

**SECTION 4.** ***Proxies.*** To the extent permitted by law, any stockholder of record may appoint a person or persons to act as the stockholder's proxy or proxies at any stockholder meeting for the purpose of representing and voting the stockholder's shares. The stockholder may make this appointment by any means the General Corporation Law of the State of Delaware specifically authorizes, and by any other means the Secretary of the Corporation may permit. Prior to any vote, and subject to any contract rights of the proxy holder, the stockholder may revoke the proxy appointment either directly or by the creation of a new appointment, which will automatically revoke the former one. The Inspector of Elections appointed for the meeting may establish requirements concerning such proxy appointments or revocations that the Inspector considers necessary or appropriate to assure the integrity of the vote and to comply with law.

**SECTION 5.** ***Adjournments.*** Any meeting of the stockholders (whether annual or special and whether or not a quorum shall have been present), may be adjourned from time to time and from place to place by vote of a majority of the shares of Common Stock represented at such meeting, without notice other than announcement at such meeting of the time and place at which the meeting is to be resumed--such adjournment and the reasons therefore being recorded in the journal of proceedings of the meeting; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At any meeting so resumed after such adjournment, provided a majority of the outstanding shares of Common Stock shall then be represented, any business may be transacted which might have been transacted at the meeting as originally scheduled.

## ARTICLE V

*Corporate Seal*

The seal of the Corporation shall have inscribed thereon the name of the Corporation and the words "Incorporated Jan. 27, 1926 Delaware."

## ARTICLE VI

***Change in Control Benefit Protection***

**SECTION 1.** As used in this Article VI, the following terms shall have the meanings here indicated:

"Beneficial Ownership," when attributed to a Person with respect to a security, means that the Person is deemed to be a beneficial owner of such security pursuant to Rule 13d-3 promulgated under the Exchange Act.

"Benefit Plan" means any pension, retirement, profit-sharing, employee stock ownership, 401(k), excess benefit, supplemental retirement, bonus, incentive, salary deferral, stock option, performance unit, restricted stock, tax gross-up, life insurance, dependent life insurance, accident insurance, health coverage, short-term disability, long-term disability, severance, welfare or similar plan or program (or any trust, insurance arrangement or any other fund forming a part or securing the benefits thereof) maintained prior to a Change in Control by the Corporation or a Subsidiary for the benefit of directors, officers, employees or former employees, and shall include any successor to any such plan or program; provided, however, that "Benefit Plan" shall include only those plans and programs which have been designated by the Corporation as a constituent part of the Change in Control benefit protection program.

"Board" means the Board of Directors of the Corporation.

"Change in Control" means the occurrence of any of the following:

(A) A Person other than the Corporation, a Subsidiary, a Benefit Plan or, pursuant to a Non-Control Merger, a Parent Corporation, acquires Common Stock or other Voting Securities (other than directly from the Corporation) and, immediately after the acquisition, the Person has Beneficial Ownership of twenty percent (20%) or more of the Corporation's Common Stock or Voting Securities;

(B) The Incumbent Directors cease to constitute a majority of the Board or, if there is a Parent Corporation, the board of directors of the Ultimate Parent, unless such event results from the death or disability of an Incumbent Director and, within 30 days of such event, the Incumbent Directors constitute a majority of such board; or

(C) There is consummated a Merger (other than a Non-Control Merger), a complete liquidation or dissolution of the Corporation, or the sale or other disposition of all or substantially all of the assets of the Corporation (other than to a Subsidiary or as a distribution of a Subsidiary to the stockholders of the Corporation).

"Common Stock" means the Common Stock of the Corporation.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Incumbent Directors" means the Directors of the Corporation as of March 29, 2000 and any Director of the Corporation or, if there is a Parent Corporation, any Director of the Ultimate Parent, elected after such date, provided that (A) the election, or nomination for election by the stockholders of the Corporation, of such new Director was approved by a vote of at least two-thirds of the Persons then constituting the Incumbent Directors, (B) any Director who assumes office as a result of a Merger after March 29, 2000 shall not be deemed an Incumbent Director until the Director has been in office for at least three years, and (C) no Director who assumes office as a result of a Proxy Contest shall be considered an Incumbent Director.

"Merger" means a merger, consolidation or reorganization or similar business combination of the Corporation with or into another Person or in which securities of the Corporation are issued.

"Non-Control Merger" means a Merger if immediately following the Merger (A) the stockholders of the Corporation immediately before the Merger own directly or indirectly at least fifty-five percent (55%) of the outstanding common stock and the combined voting power of the outstanding voting securities of the Surviving Corporation (if there is no Parent Corporation) or of the Ultimate Parent, if there is a Parent Corporation, and (B) no Person other than a Benefit Plan owns twenty percent (20%) or more of the combined voting power of the outstanding voting securities of the Ultimate Parent, if there is a Parent Corporation, or of the Surviving Corporation, if there is no Parent Corporation.

"Parent Corporation" means a corporation with Beneficial Ownership of more than fifty percent (50%) of the combined voting power of the Surviving Corporation's outstanding voting securities immediately following a Merger.

"Person" means a person as such term is used for purposes of Section 13(d) or Section 14(d) of the Exchange Act.

"Proxy Contest" means any actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board, including, without limitation, any solicitation with respect to the election or removal of Directors of the Corporation, and any agreement intended to avoid or settle the results of any such actual or threatened solicitation.

"Subsidiary" means any corporation or other Person (other than a human being) of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Corporation.

"Surviving Corporation" means the corporation resulting from a Merger.

"Ultimate Parent" means, if there is a Parent Corporation, the Person with Beneficial Ownership of more than fifty percent (50%) of the Surviving Corporation and of any other Parent Corporation.

"Voting Securities" means the outstanding Common Stock and other voting securities, if any, of the Corporation entitled to vote for the election of Directors of the Corporation.

**SECTION 2.** The Corporation and one or more of its Subsidiaries may, from time to time, maintain Benefit Plans providing for payments or other benefits or protections conditioned partly or solely on the occurrence of a Change in Control. The Corporation shall cause any Surviving Corporation (or any other successor to the business and assets of the Corporation) to assume any such obligations of such Benefit Plans and make effective provision therefore, and such Benefit Plans shall not be amended except in accordance with their terms.

**SECTION 3.** No amendment or repeal of this Article VI shall be effective if adopted within six months before or at any time after the public announcement of an event or proposed transaction which would constitute a Change in Control (as such term is defined prior to such amendment); provided, however, that an amendment or repeal of this Article VI may be effected, even if adopted after such a public announcement, if (a) the amendment or repeal has been adopted after any plans have been abandoned to cause the event or effect the transaction which, if effected, would have constituted the Change in Control, and the event which would have constituted the Change in Control has not occurred, and (b) within a period of six months after such adoption, no other event constituting a Change in Control shall have occurred, and no public announcement of a proposed transaction which would constitute a Change in Control shall have been made, unless thereafter any plans to effect the Change in Control have been abandoned and the event which would have constituted the Change in Control has not occurred. In serving and continuing to serve the Corporation, an employee is entitled to rely and shall be presumed to have relied on the provisions of this Article VI, which shall be enforceable as contract rights and inure to the benefit of the heirs, executors and administrators of the employee, and no repeal or modification of this Article VI shall adversely affect any right existing at the time of such repeal or modification.

## ARTICLE VII

### *Amendments*

Any of these By-Laws may be altered, amended or repealed by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock at any annual or special meeting of the stockholders, if notice of the proposed alteration, amendment or repeal be contained in the notice of the meeting; or any of these By-Laws may be altered, amended or repealed by resolution of the Board approved by at least a majority of the Directors then in office. Notwithstanding the preceding sentence, any amendment or repeal of Article VI of the By-Laws shall be made only in accordance with the terms of said Article VI, and the authority of the Directors to amend the By-Laws is accordingly hereby limited.